FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 3, 2025

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 5 February 2025 (official registry number 2584) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 27 March and 2 April 2025 (both inclusive).

The cash amount of the shares purchased to 2 April 2025 as a result of the execution of the Buy-back Programme amounts to 653,131,625 Euros, which represents approximately 41.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication. With these purchases, the Bank has repurchased approximately 13.2% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
27/03/2025	SAN	Purchase	XMAD	1,868,553	6.4198
27/03/2025	SAN	Purchase	CEUX	462,281	6.4666
27/03/2025	SAN	Purchase	TQEX	162,287	6.4649
27/03/2025	SAN	Purchase	AQEU	306,879	6.4639
28/03/2025	SAN	Purchase	XMAD	2,200,213	6.3416
28/03/2025	SAN	Purchase	CEUX	427,351	6.3379
28/03/2025	SAN	Purchase	TQEX	107,145	6.3378
28/03/2025	SAN	Purchase	AQEU	265,291	6.3421
31/03/2025	SAN	Purchase	XMAD	2,475,640	6.1657
31/03/2025	SAN	Purchase	CEUX	631,140	6.1633
31/03/2025	SAN	Purchase	TQEX	154,466	6.1694
31/03/2025	SAN	Purchase	AQEU	238,754	6.1625
01/04/2025	SAN	Purchase	XMAD	2,020,801	6.2661
01/04/2025	SAN	Purchase	CEUX	373,411	6.2710
01/04/2025	SAN	Purchase	TQEX	88,544	6.2654
01/04/2025	SAN	Purchase	AQEU	117,244	6.2632
02/04/2025	SAN	Purchase	XMAD	662,021	6.2743
02/04/2025	SAN	Purchase	CEUX	40,980	6.2675
02/04/2025	SAN	Purchase	TQEX	28,520	6.2683
02/04/2025	SAN	Purchase	AQEU	18,479	6.2659
			TOTAL	12,650,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 3 April 2025

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 27/03/2025 and 02/04/2025 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-27-mar-a-02-abr-2025.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 3, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance